Mail Stop 4561

September 21, 2006

Mr. Clive Standish
Chief Financial Officer
UBS AG
Aeschenvorstadt 1,
CH-4051 Basel, Switzerland

      RE: UBS AG
                Form 20-F for the Fiscal Year Ended December 31, 2005
                Filed March 21, 2006
                File No. 1-15060

Dear Mr. Standish:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

2005 Financial Report

UBS financial highlights, page 2

1. We note the Form 20-F available to investors on your website includes the following financial measures that exclude goodwill amortization: earnings per share, return on equity, net profit and cost/income ratio. Your Form 20-F filed with the Commission does not include these measures. In your March 25, 2004 correspondence to the Staff you agreed to omit these measures from future filings. Please revise the Form 20-F available on your website to conform exactly to your Form 20-F as filed with the Commission.

Financial Businesses

Results, page 20

2. In future filings please disclose the total amount or percentage of trading revenues recognized attributable to proprietary trading on your own behalf for each period presented. Please provide us with your proposed future disclosure.

Industrial Holdings, page 56

3. We note your disclosure of the performance indicator titled "Investment" and the footnote description of the components used to arrive at the measure. Based on the disclosure included in this section of your document it is not clear how the relative significance of the components (historical cost of investments made, less divestments and impairments) impacts the performance indicator or how a reader should interpret this information. In future filings please quantify the components of this performance indicator for the periods presented and include a narrative discussion of how the company uses this information as an indicator of performance for your Industrial Holdings segment. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

4. In future filings please describe the composition of your statement of operations line items "Revenues from industrial holdings" and "Goods and materials purchased" and describe your related accounting policies. Quantify the components of the revenue line item for the periods presented in your financial statement footnotes or management's discussion and analysis section of your document. Please provide us with your proposed future disclosure.

e) Securitizations, page 81

5. We note your disclosures in Note 1 (e) and (f) that you may hold retained interests in securitized assets in the form of servicing assets/liabilities, senior or subordinated tranches, interest only strips or other residual interests. We also note your Note 33 on page 156 only quantifies the carrying value of retained interests in agency mortgage securities. In future filings please quantify, if material, the carrying values of each type of retained interest and any associated liability related to your continuing involvement for derecognition and securitization transactions for the periods presented. Please provide us with your proposed future disclosure. Refer to paragraph 94(a) of IAS 32.

p) Loans, page 84

6. We note you amortize fees and direct costs relating to loan origination, refinancing, restructuring and loan commitments to interest income over the life of the loan using the straight-line method and that this method approximates the effective interest method. Please tell us the following:

    *   how you determine the period of time (expected life or contractual life of the loan) over which you amortize these fees and costs; and
    *   how you determined that the difference between using the straight-line method and using the effective interest method is not material for the periods presented.

    Refer to paragraphs 9, 46 and AG5 - AG8 of IAS 39.

w) Treasury shares and contracts on UBS shares, page 87

7. We note you recorded the 2005 and 2004 treasury share cancellations against retained earnings and that you recorded the 2003 treasury share cancellation against share premium. Please tell us how you determined the appropriate classification of treasury share cancellations within shareholders' equity for the periods presented.

Note 22 – Derivative Instruments, page 119

8. We note your disclosure at the top of page 121 that the aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps. Please tell us the following regarding this hedging strategy:

    *   The nature of the financial assets and liabilities that you group into portfolios for cash flow hedging purposes;

- How you define interest rate risk for these hedges;
- How you determine that a given hedge reduces the defined interest rate risk;
- How you designate the portfolio of financial assets and liabilities consistent with paragraph 83 of IAS 39;
- How you aggregate the principal balances and interest cash flows across all portfolios to hedge with interest rate swaps;
- How the hedges of aggregated portfolios qualify for hedge accounting pursuant to IAS 39; and
- How you determine that the hedged cash flows are highly probable over the forecasted periods, particularly for the later forecasted periods.

Note 35 – Significant Subsidiaries and Associates, page 157

9. We note you hold less than 20% of the outstanding equity interests of several of your significant associates. Please tell us:

- whether these investments are accounted for using the equity method of accounting; and
- if applicable, the reasons why the presumption that you do not have significant influence is overcome, considering your percentage of outstanding equity interests.

Refer to paragraphs 6 - 9 and 37 of IAS 28.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Senior Accountant